UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83409V104	13D	PAGE 2 of 6 PAGES

1.	NAME OF REPORTING PERSON Sohu.com Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83409V104	13D	PAGE 3 of 6 PAGES

1.	NAME OF REPORTING PERSON Sohu.com (Search) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83409V104	13D	PAGE 4 of 6 PAGES

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Sohu.com Limited, a Cayman Islands company (“Sohu.com”), and Sohu.com (Search) Limited, a Cayman Islands company and a wholly-owned subsidiary of Sohu.com Limited (“Sohu Search,” and together with Sohu.com, the “Filing Persons”), with the Securities and Exchange Commission (the “SEC”) on October 9, 2020 (the “Initial Statement”).

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

On September 23, 2021, the Filing Persons completed the transaction contemplated by the Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among Sohu.com, Sohu Search, and TitanSupernova Limited (“Parent”), an indirect wholly-owned subsidiary of Tencent Holdings Limited, in which Sohu Search sold all of the Class A ordinary shares, par value $0.001 per share (“Sogou Class A Ordinary Shares”), of the Issuer and Class B ordinary shares, par value $0.001 per share (“Sogou Class B Ordinary Shares,” together with Sogou Class A Ordinary Shares, “Sogou Ordinary Shares”), of the Issuer owned by Sohu Search to Parent at a purchase price of $9.00 per share (the “Sohu/Tencent Sogou Share Purchase”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b)	As a result of the Sohu/Tencent Sogou Share Purchase, as described in Item 4 of this Amendment, neither of the Filing Persons owns or beneficially owns any Sogou Ordinary Shares or has any voting power or dispositive power over any Sogou Ordinary Shares.

(c)	Except as set forth in Item 4 of this Amendment, neither of the Reporting Persons has effected any transaction in the Sogou Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	September 23, 2021

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby supplemented as follows:

A Voting Agreement, dated as of August 11, 2017, by and among the Issuer, Sohu Search, and THL A21 Limited automatically terminated upon the completion of the Sohu/Tencent Sogou Share Purchase.

CUSIP NO. 83409V104	13D	PAGE 5 of 6 PAGES

A Voting Agreement, dated as of September 16, 2013 and amended as of August 11, 2017, by and among the Issuer, Sohu Search, Photon Group Limited, and the other parties thereto also automatically terminated upon the completion of the Sohu/Tencent Sogou Share Purchase.

[Signature Page follows]

CUSIP NO. 83409V104	13D	PAGE 6 of 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 29, 2021

Sohu.com Limited

By:	/s/ Joanna Lv
	Name:	Joanna (Yanfeng) Lv
	Title:	Chief Financial Officer

Sohu.com (Search) Limited

By:	/s/ Xiufeng Deng
	Name:	Xiufeng Deng
	Title:	Director